Exhibit 4.9

Employee Stock Option Scheme (ESOS) 2017 Grants under the ESOS 2016 Scheme Plan

Background

Employee Stock option Scheme 2017 (ESOS) is a conditional share plan for rewarding performance on pre-determined performance criteria and continued employment with the Company. The pre-determined performance criteria shall focus on rewarding employees for company performance vis-a-vis competition.

Proposal

It is proposed to approve the quantum of grants for the eligible employees in terms of the ESOS 2016 scheme as approved by NRC on 28th October 2016.

Salient Features of the Scheme and Plan

1.	Coverage of Plan

The Plan will cover around 33% of the Vedanta Limited eligible professional population, comprising of employees across grades from “P” to “M7” including Group EXCO, Business EXCO. Post the Cairn India – Vedanta merger, Oil & Gas business employees has been considered for grants under ESOS 2017 & going forward their coverage will continue under the ESOS 2016 Scheme plan.

2.	Date of Grant: 1st September, 2017

3.	Share Price at Grant: The Share Price to be considered for computation of Grant of Options is finalized as the last 5 working day’s average share price from 1st September, 2017 as detailed below:

Date	Share Price (INR)
31st August, 2017	308.8
30th August, 2017	305.65
29th August, 2017	298.45
28th August, 2017	301.9
24th August, 2017	298.95
Average Share Price for last 5 working days	302.75

4.	Performance Condition

The number of Options granted shall have both performance based and tenure based vesting component depending upon the Grade / Role of the Employee. The Performance conditions as proposed for the scheme are:

Tenure: Continued Employment with the Company from the Date of Grant till the Date of Vesting shall be construed condition to be eligible for any Vesting.

Relative Total Shareholder Return (RTSR): It is proposed to have the Group’s relative Total Shareholder Return (“TSR”) performance against the peer group of resource companies as conditions of performance

The vesting of ESOS options will be dependent on the Company’s performance - measured in terms of Total Shareholder Return (‘TSR’) (being the movement in a company’s share price plus reinvested dividends), compared over the performance period with the performance of the companies in Comparator Group.

The extent to which an award vests will depend on the Company’s TSR performance against a group of peer companies (“Comparator Group”) at the end of the performance period defined above.

In the event of de-listing of a particular comparator company during the performance measurement period, the remuneration committee holds the right to either introduce a new company to the comparator group or modify the payout matrix based on ranking.

Business Performance (EBITDA): It is proposed to include EBITDA as an additional Performance Condition for Vesting of Awards under the Employee Stock Option Scheme.

The Vesting of Awards under this metric will be dependent on the EBITDA of the respective Business Entities in the Group for 3 consecutive Financial Years (starting from the year of Grant).

The Target, Threshold and corresponding Actual performance values of Business wise EBITDA considered for the purpose of this metric shall be the same as will be used for computing the Annual Bonus for the respective financial years under the approved Annual Bonus Scheme for the year.

•	For Exco members in corporate, Business Performance evaluation will be on Vedanta Limited performance.
•	For Exco members at businesses Business performance evaluation will be 70% business and 30% Vedanta Limited Performance.

5.	Performance Period

Relative Total Shareholder Return (RTSR): The performance period for Relative Total Shareholder Return based performance option (TSR) will be a maximum of 36 months from 1st September 2017 to 31st August, 2020 and the performance period for tenure based option shall be 36 months from the date of grant i.e., 1st September 2017 to 1st September 2020.

Business Performance (EBITDA): The Performance Period for the Business Performance based option (EBITDA) will be a period of 3 financial years (1st April – 31st March) i.e FY 2017-18; FY 2018-19 and FY 2019-20.

However, the overall vesting basis Performance & Tenure will be on completion of 36 months from the date of grant i.e., 1st September 2020. Furthermore, for an employee to be eligible for performance – based vesting, he/she should continue to be in employment as on the date of vesting i.e., 1st September 2020.

6.	Comparator Group

The Comparator Group comprises of companies in FTSE Worldwide Mining Index and also select companies in similar business operations and /or similar sector index.

Global Group (15 Companies)	ZINC (2)	Oil & Gas (2)	Aluminium (2)	Copper (2)	Iron Ore (2)	Diversified (5)
	Bolliden	CNOOC Limited	Alcoa	First Quantum	Vale	BHP Billiton
	Korean Zinc Inc	Santos	Rusal	Antofagasta	Fortescue	Anglo American
South32
Glencore Xstrata
Rio Tinto
Indian Group (6 Companies)	Hindalco	Tata Steel	JSW	Adani Power	Reliance Industries	ONGC

7.	Vesting Schedule

Relative Total Shareholder Return (RTSR):

At the end of the performance period, the company will be ranked in accordance to TSR performance against the companies in the comparator group with threshold vesting of 30% at median and scaling upto 100% vesting at upper quintile as below on the basis of a ratio of 60:40 weightage as indicated below:

Global Group – 60% Weightage	Indian Group – 40% Weightage

Rank	% of Shares That Vest	Rank	% of Shares That Vest
1 to 2	100%	1	100%
3	90%	2	75%
4	75%	3	50%
5	60%	4	30% ( Median )
6-7	45%	5 - 7	0%
8	30% ( Median )
9 to 16	0%

Business Performance (EBITDA):

At the end of the performance period, the Testing of performance under Business Performance Condition for each of the three financial years shall be done individually with equal weightage for Overall Vesting. 50% of the Award shall vest for achieving Threshold performance increasing pro-rata to full vesting for achievement of 100% of Target.

Illustration for Business Performance Condition
Particulars	Year 1	Year 2	Year 3	Overall
Weightage	33%	33%	33%	100%
Threshold Performance (in %age) - Varying from Business to Business and Year to Year	70%	75%	80%	Not Applicable
Achievement %age	80%	70%	90%	Not Applicable
Pay-out %age at Threshold	50%	50%	50%	50%
Actual Vesting %age	67%	Nil	75%	47%

a.

The number of options granted shall have both performance based and tenure based vesting component. The percentage of performance and tenure based grant shall vary by the management level as given below:

Grade	Vedanta Limited Plan
	Performance ( Basis TSR )	Business Performance (EBITDA)	Tenure ( 3 Years )
Group/Business EXCO (Only M2 & Above) / Key Executive	70%	30%	0%
Non Ex Co- P & Below / Cairn equivalent grades	50%	30%	20%

8.	Exercise Price

The exercise payable by employee shall be face value of the share i.e. INR 1.

9.	Exercise Period

Employees shall have 6 months to exercise the vested Shares. Any Shares that are not exercised within this period shall lapse and be available for future grants.

10.	Administration

We propose that the scheme be managed through an ESOP trust in India. The trust shall be funded by the company to purchase shares from the secondary market. The scheme shall be administered through a third party appointed by the Company (ESOP Direct)

11.	Accounting

Accounting of the plan will be as per SEBI Share Based Employee Regulations, 2014. Under IND-AS, the accounting shall be done on fair value basis. Expensing will be done on a fair-value basis.